EXHIBIT 99

                                 [UNILEVER LOGO]
                             N E W S   R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690
                                                          FOR IMMEDIATE RELEASE


                     UNILEVER COMPLETES SALE OF IBERIA FOODS

New York, NY - January 2, 2003 -- Unilever [NYSE: UN, UL] today announced that it completed the sale of its Iberia Foods business on December 31, 2002, to an affiliate of the Brooklyn Bottling Group ("BBG") of Brooklyn, New York. Terms of the sale are not being disclosed.

Iberia Foods, which has annual net sales of $43 million, services more than 3,000 supermarkets, club stores, wholesalers and distributors in parts of the East Coast of the U.S. Its products are geared toward the tastes and needs of Hispanic Americans. As part of the agreement, Iberia Foods, through Brooklyn Bottling Group, will continue to distribute certain Unilever products.

BBG is a vertically integrated food and beverage business with manufacturing, warehousing, sales, marketing and distribution capabilities. Through its World Foods division, BBG imports and distributes a product portfolio comprised of Caribbean and Latino foods from its distribution centers in upstate New York, New York City, Miami and Atlanta. In addition, BBG distributes proprietary brands in the soft drink and juice segments.

The sale by Unilever is part of the company's Path to Growth strategy, a five-year strategic plan announced in February 2000 designed to accelerate top-line growth and further increase operating margins. The plan includes a series of initiatives to focus on fewer, stronger brands and businesses, and to promote faster growth.

                                      # # #

                                    - more -

UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe Deodorant Bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking' statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward looking statements included herein include statements about future financial and operating results and benefits of the disposal of Iberia Foods by Unilever.

Factors that could cause actual results to differ materially from those described in this press release include: the performance by Iberia Foods in connection with its continuing distribution of Unilever products; costs and liabilities related to the disposal; the economic and financial market environment of the food and home and personal care product industries and the general economic environment.

Unilever is not under any obligation to (and expressly disclaims any such obligation) update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

                       VISIT UNILEVER AT WWW.UNILEVER.COM